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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON,  D.C.  20549
                                  FORM 12B-25
                                                 Commission File Number  0-27456
                                                                        --------

                          NOTIFICATION OF LATE FILING

(Check one):  [ ] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB   [ ] Form N-SAR
For Period Ended:      March 31, 1997
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[ ] Transition Report on Form 10-K  [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F  [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
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Read attached instruction sheet before preparing form.  Please print or type.

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I --REGISTRANT INFORMATION

Full name of registrant  EquiMed, Inc.
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Former name if applicable  EquiVision, Inc.
                           ----------------
Address of principal executive office (Street and  number)

                               2171 Sandy Drive
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City, State and Zip Code  State College, PA 16803
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                       PART II--RULES 12B-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on the From 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                             PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          On November 5, 1996, the Registrant consummated the sale of a significant portion of its assets. The Registrant was, until recently, unable to gain access to certain accounting records regarding the portion of its business to which the assets sold related. Such records were in the possession of the company that acquired such assets. Accordingly, the Registrant has been unable to complete its financial statements for the period ended December 31, 1996 in a timely fashion. Consequently, the Registrant has also been unable to complete its financial statements for the quarter ended March 31, 1997.

                          PART IV -- OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this modification

                Daniel Beckett         (814)          238-0375
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                   (Name)            Area Code     Telephone Number

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

           Form 10-K for the year ended December 31, 1996      [ ] Yes   [X] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [X] Yes   [ ] No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Registrant's results of operations for the quarter ended March 31, 1996 reflect two months of operations of the Registrant's former ophthalmology division, which became part of the Registrant in early February 1996. The results of operations for the quarter ended March 31, 1997 will not reflect such operations as the ophthalmology division was sold by the Registrant in November 1996. The results of operations for the first quarter of 1997 will also reflect several acquisitions concluded by the Registrant after March 1996. As noted above in Part III, the Registrant has recently gained access to the financial books and records of its former ophthalmology division and is finalizing the preparation of its 1996 year-end financial statements and its auditors are completing their audit. Accordingly, until the Registrant's December 31, 1996 financial statements are finalized, the Registrant is unable to prepare its March 31, 1997 financial statements.

                                EquiMed, Inc.
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                 (Name of registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the unsigned thereunto duly authorized.

     Date    May 15, 1997      By      /s/  Daniel L. Beckett
             -----------------       ----------------------------
                Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.